UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Field Guide to Evil, LLC

Legal status of issuer

>   *Form*
>   Limited Liability Company
>
>   *Jurisdiction of Incorporation/Organization*
>   Delaware
>
>   *Date of organization*
>   December 19, 2016

Physical address of issuer
160 Greentree Drive, Suite 101, Dover, DE 19904

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1629 K Street, NW
Suite 300
Washington, DC 20006
Attention: Louis A. Bevilacqua, Esq.

Website of issuer
fieldguidetoevil.com

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a ten (10) year warrant to purchase revenue participation rights in a principal amount that is equal to 1% (one percent) of the aggregate principal amount of all revenue participation rights issued in the Offering.

Type of security offered
Revenue Participation Rights

Target number of securities to be offered
200,000

Price (or method for determining price)
$1.00

Target offering amount
$200,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
March 24, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00

Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 18, 2017

FORM C

Up to $500,000.00

Field Guide to Evil, LLC
Revenue Participation Rights

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Field Guide to Evil, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in revenue participation rights of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $200,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Financing Agreement in the form of Exhibit B to this Form C. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive 1% of the securities issued related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$200,000.00	$12,000.00	$188,000.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive a 10-year warrant to purchase 1% of the Securities.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering

in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 18, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.fieldguidetoevil.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Field Guide to Evil, LLC (the "Company") is a Delaware Limited Liability Company, formed on December 19, 2016.

The Company is located at 160 Greentree Drive, Suite 101, Dover, DE 19904.

The Company's website is www.fieldguidetoevil.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company intends to produce and market the feature theatrical project currently known as "The Field Guide to Evil."

The Business Plan

The Field Guide To Evil is the follow-up film series from the creators of the cult classic ABCs of Death series. The ambitious global anthology will unveil a series of myths, lore, and folktales that have captivated, galvanized, and frightened communities throughout history. We expect that eight of today's genre filmmakers from around the globe will bring these ominous tales to life. Producers include Tim League, the founder of the Alamo Drafthouse Cinema, which was named the "Number One Theater in America" by Entertainment Weekly, and Ant Timpson, who produced the anthology series The ABCs of Death and feature films such as Turbo Kid, Deathgasm, Housebound, and The Greasy Strangler. We expect that our company will be supported by Drafthouse Films, the film distribution arm of the Alamo Drafthouse Cinema, which distributes films theatrically, through home video, video on demand (VOD), and their direct-to-consumer platforms. However, we do not have any contract with Drafthouse Cinema and Drafthouse Cinema does not currently have any obligations to us.

The Offering

Minimum amount of revenue participation rights being offered	200,000
Total revenue participation rights outstanding after offering (if minimum amount reached)	200,000
Maximum amount of revenue participation rights being offered	500,000
Total revenue participation rights outstanding after offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 24, 2017
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately June 1, 2017 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The costs of filing, prosecuting, defending and enforcing our intellectual property rights;
* The cost and delays in the production of our films that may result from changes in regulatory requirements applicable to our films;
* Sales and marketing efforts to bring our films to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of market acceptance of our films.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional revenue participation rights or debt securities, such revenue participation rights or debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our production and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on December 19, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our film is highly competitive.
We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are

able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our films is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ant Timpson and Tim League who are producers of the films that our Company plans to develop. The Company has or intends to enter into employment agreements with Ant Timpson and Tim League although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ant Timpson and Tim League or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Ant Timpson and Tim League in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Ant Timpson and Tim League die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our film is regulated and/or change the

framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute our films and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

There is substantial uncertainty that we will continue operations as a going concern, in which case you could lose your entire investment.

Our future existence remains uncertain. We were only recently formed, have generated no revenues to date and will have losses from our operations before we are able to generate revenues. We will require additional capital to execute our business plan. This means that there is substantial doubt that we can continue as a going concern for the next twelve months unless we obtain additional capital to pay our bills and debts and execute our plan of operations.

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.

We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

Our operating results are primarily dependent on the success of our television series and forecasting revenue and associated gross profits from our television series is extremely difficult.

For the next few years, our revenue, operating results, and earnings per share will be largely dependent upon the timing and amount of worldwide revenues and marketing and distribution costs for Field Guide to Evil. Marketing and distribution costs include worldwide release costs, costs related to merchandise and other distribution costs including third party participations and residuals. For our business to be successful, our Field Guide to Evil film must achieve success and it is difficult to predict the success prior to its release at a date to be determined. Even if the film has a very successful worldwide run, it is difficult to predict the feature film, merchandising and ancillary revenue streams, if any. While customer acceptance of a film is initially measured by viewing audience, customer acceptance within each follow-on product category, such as merchandise, depends on factors unique to each type of product, such as pricing, competitive products, and the time of year or state of the economy into which a product is released, among many other factors. In addition, the degree of customer acceptance may vary widely among foreign countries. While a film's success is often a good indicator of general audience acceptance, the relative success of follow-on products is not always directly correlated, and the degree of correlation is difficult to predict.

There are significant risks associated with motion picture industry.

The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk. Commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

- talent and crew availability;

- financing requirements;

- distribution strategy, including the time of the year and the number of screens on which a motion picture is shown;

- the number, quality and acceptance of other competing series or films released into the marketplace at or near the same time;

- critical reviews;

- the availability of alternative forms of entertainment and leisure time activities;

- piracy and unauthorized recording, transmission and distribution;

- general socioeconomic conditions and political events; and

- other tangible and intangible factors.

All of these factors can change and cannot be predicted with certainty. In addition, motion picture attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

We expect that we will initially derive a significant percentage of our revenue from a single source, the production of the Field Guide to Evil motion picture, which could adversely affect us.
Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we currently depend primarily on the success of the feature film that we plan to produce. For example, unlike us, many of the major studios are part of corporate groups that include television networks, cable channels and other distribution platforms that may provide sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. We, on the other hand, expect to derive a significant percentage of our revenue from a single source—our feature film—and our lack of a sufficiently diversified business model could adversely affect us if our film or other properties fail to perform to our expectations.

The production and marketing of feature films and other properties is capital-intensive and our capacity to generate cash from our projects may be insufficient to meet our anticipated cash requirements.
The costs to develop, produce and market a film are substantial. Although we will generally retain the right to exploit each film that we release, the size of our library is much smaller than the libraries of the major U.S. studios, which typically have the ability to exploit hundreds of library titles. Library titles can provide a stable source of earnings and cash flows that supplement the cash flow generated by newly released films. Many of the major studios use these cash flows, as well as cash flows from their other businesses, to finance the production and marketing of films. We will not be able to rely on such cash flows to the same extent and will be required to fund our projects in development and production and other commitments with cash retained from operations, the proceeds of the films that are generating revenue and borrowings. If our films fail to perform, we may be forced to seek sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new feature films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our cash flows, growth or business.

Risks Related to the Securities

The revenue participation rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by the Field Guide to Evil feature film.
If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces and distributes other films or obtains revenues from other sources since the revenue participation rights only provide a right to share in the revenues of the Field Guide to Evil feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film.

The revenue participation rights give the Purchasers in this offering and any additional purchasers of those rights in the future a right to share in 50% of the revenues generated by the Field Guide to Evil feature film in the aggregate (i.e., as a group). Accordingly, your interest in such revenue share will be diluted as additional investors are brought in to fund the costs of the production of the film.

Your funds will be among the initial funds used to begin production of the film. As additional costs are incurred more investors will be brought in to cover those costs. Both the Purchasers participating in this offering (you) and future investors who provide capital to the company will share in the 50% revenue share. Accordingly, your participation in that revenue share will be diluted as more investors receive revenue participation rights in the future. Furthermore, if the cost of producing the film is more than expected, then a significant amount of additional investor funds may be needed and your percentage of such 50% revenue share could be significantly diluted.

The revenue participation rights will not be freely tradable until one year from the initial purchase date. Although the revenue participation rights may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the revenue participation rights. Because the revenue participation rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the revenue participation rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their

investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The company intends to produce and market the feature theatrical project currently known as "The Field Guide to Evil."

Business Plan
The Field Guide To Evil is the follow-up film series from the creators of the cult classic ABCs of Death series. The ambitious global anthology will unveil a series of myths, lore, and folktales that have captivated, galvanized, and frightened communities throughout history. We expect that eight of today's genre filmmakers from around the globe will bring these ominous tales to life. Producers include Tim League, the founder of the Alamo Drafthouse Cinema, which was named the "Number One Theater in America" by Entertainment Weekly, and Ant Timpson, who produced the anthology series The ABCs of Death and feature films such as Turbo Kid, Deathgasm, Housebound, and The Greasy Strangler. We expect that our company will be supported by Drafthouse Films, the film distribution arm of the Alamo Drafthouse Cinema, which distributes films theatrically, through home video, video on demand (VOD), and their direct-to-consumer platforms. However, we do not have any contract with Drafthouse Cinema and Drafthouse Cinema does not currently have any obligations to us.

The Field Guide to Evil is a brand-new anthology, a feature-length film that will unveil malevolent folktales that have captivated and frightened communities throughout history. We expect that the film will be directed by what we believe to be some of the world's most exciting new directorial voices including Veronika Franz & Severin Fiala (GOODNIGHT MOMMY), Peter Strickland (THE DUKE OF BURGUNDY), Agnieszka Smoczynska (THE LURE), Katrin Gebbe (NOTHING BAD CAN HAPPEN), Can Evrenol BASKIN), Calvin Reeder (THE RAMBLER), Ashim Ahluwalia (MISS LOVELY), and Yannis Veslemes (NORWAY).

The predecessor ABCs of Death franchise was sold in all major territories and through various platforms, including such SVOD & VOD platforms as Netflix, Amazon, Comcast and others. The brand has potent awareness in the global horror community. The fan page has 140,000 likes on Facebook and the trailers for the films have been seen in their millions. We expect the Field Guide to Evil to perform in a similar manner.

Similar to the ABCs of Death franchise, we expect that Field Guide to Evil will premiere at a major film festival. We hope that we will be able to sell the film to a like-minded distributor for full distribution worldwide. As a backstop, we believe we will be able to leverage Tim League's Drafthouse to distribute the title worldwide.

History of the Business
Our company was recently formed in December 2016. The sole purpose of the Company is to produce and distribute the Field Guide to Evil film.

Competition
The Company's primary competitors are comparable projects including V/H/S (an American anthology horror film that features a series of found-footage shorts), The ABCs of Death (a compilation of 26 horror shorts from 26 different directors), The Greasy Strangler (a comedy horror film), Southbound (American anthology horror film), and Turbo Kid (post-apocalyptic comedy).

There are hundreds of movies made outside of the studio system every year. The industry encourages this as films are both commerce and art. Our founders have a history of producing profitable movies that advance this medium. Our founders have shown prior films at premieres at high profile festivals and have received full distribution through every means available.

Supply Chain and Customer Base
Our current customers are fans of independent genre cinema. They tend to be between the ages of 20-40 and come from all economic and educational backgrounds. They consume content through different mediums – theatrical, digital, packaged goods, and broadcast.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:

We expect to copyright our film upon completion.

We don't invest in research and development.

Real Property

Governmental/Regulatory Approval and Compliance

Although media companies and the film industry, in general, are not regulated per se in the United States, certain foreign markets where we expect to distribute our films in the future may have regulations that might affect our product offerings.

Litigation
We are not involved in any litigation.

Other
The Company's executive office is located at 160 Greentree Drive, Suite 101, Dover, DE 19904

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$12,000	6.00%	$30,000
Estimated Attorney Fees	0.50%	$1,000	0.20%	$1,000
Marketing	1.00%	$2,000	0.40%	$2,000
Merchandising	5.00%	$10,000	2.00%	$10,000
Producers & Overhead	0.00%	$0	8.00%	$40,000
Directors Fees & International Production Costs	87.50%	$175,000	56.00%	$280,000
Office Misc.	0.00%	$0	0.50%	$2,500
Post Production	0.00%	$0	9.00%	$45,000
Titles/ Interstitials/ Credits	0.00%	$0	4.00%	$20,000
Sound Post & Composer	0.00%	$0	5.00%	$25,000
Deliverables	0.00%	$0	2.00%	$10,000
Potential Cost Overruns	0.00%	$0	2.00%	$10,000

General Working Capital	0.00%	$0	4.90%	$24,500
Total	100.00%	$200,000	100.00%	$500,000

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company will use its discretion to manage its available capital and deploy it to execute its business plan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Tim League

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing member from inception (December 2016) to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Creative Director at Fantastic Fest Film Festival from May 2005 to present and Founder at Alamo Drafthouse Cinema from May 1997 to present.

Education
Bachelor's of Science degree in Mechanical Engineering and Bachelor's of Art degree in Art and Art History at Rice University 1988 - 1992

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Managing Member
Incurrence of indebtedness	Managing Member
Sale of property, interests or assets of the Company	Managing Member
Determination of the budget	Managing Member
Determination of business strategy	Managing Member
Dissolution of liquidation of the Company	Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual

or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Texas and New Zealand.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interests
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the revenue participation rights being offered	The revenue participation rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. Accordingly, holders of the membership interests are the only persons entitled to vote or participate in any way in the business and affairs of the Company.
Percentage ownership of the company by holders of the revenue participation rights are entitled to.	0.0%

Indebtedness
The Company does not have any indebtedness outstanding as of the date of this Form C. The Company, however, may issue additional revenue participation rights in the future or incur other indebtedness in the future, including other indebtedness that has priority in terms of payment or upon liquidation over the revenue participation rights.

Ownership
The entirety of the Company (all of the outstanding membership interests) is owned by Tim League, who is the sole member of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Tim League	100.0%

Following the Offering, the Purchasers will not own any equity in the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations
This is a newly created entity with no prior earnings nor cash flows.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones, which it estimates will be achieved by the dates indicated below:

Milestone	Expected Date of Achievement of Milestone
Segment scripting and consultation	First quarter of 2017
Delivery of scripts to producers	March 30, 2017
Production	Complete by August 2017
Post Production	Complete October 2017

As the Company does not currently have any operations other than operations relating to its formation and preparation of its business plan, the Company currently does not require any specific amount of cash each month in order to sustain operations.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently do not have any cash on hand. The offering proceeds will help us to execute our business strategy; however, we will need additional proceeds to fully execute our business plan.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Additional capital (in addition to the offering proceeds) will be required for the company to execute its business plan of producing and distributing a feature film or series of feature films.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any material trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of revenue participation rights for up to $500,000.00. The Company is attempting to raise a minimum amount of $200,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 24, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion. For instance, the Company may decide to allocate additional securities on a first come, first served basis or it may decide to allocate securities to those investors who desire to invest larger amounts first. The Company has not yet determined how it will allocate additional securities.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase by completing the Financing Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Financing Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
Warrants to purchase 1% of the securities issued.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review the Financing Agreement in conjunction with the following summary information.

At the initial closing of this offering (if the minimum amount is sold), the only securities that will be outstanding are our membership interests and the revenue participation rights that we sell in this offering.

The material terms of the revenue participation rights are as follows:

The revenue participation rights are being created through the entry by the Purchaser and the Company into a Financing Agreement. Under the Financing Agreement, the Purchaser is agreeing to provide funds to the Company for the purpose of producing, completing and delivering the motion picture presently entitled "Field Guide to Evil" (the "Picture"), which will be produced by the Company.

Pursuant to the Financing Agreement, the Company agrees to be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds will be paid to the Purchaser and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchaser Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchaser has received an amount equal to one hundred fifteen percent (115%) of the Purchaser Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and

- following such time, if ever, as Purchaser has recouped an amount equal to one hundred fifteen percent (115%) of the Purchaser Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds," and shall be paid as follows:

  - (a) fifty percent (50%) to the Company ("Producer's Net Proceeds"); and

  - (b) fifty percent (50%) to the Purchaser and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchaser Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.

  - All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. The following amounts are not included in Gross Proceeds:

- the costs of deliverables paid by a distributor of the Picture

- any amounts used to fund production costs of the Picture

- any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

- tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- third party sales agent and producer representative fees and expenses;

- actual, third party, out of pocket amounts incurred by or on behalf of the Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

- ongoing third party accounting costs and expenses actually incurred by or on behalf of the Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

- actual, third party, out of pocket expenses incurred by or on behalf of the Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

- actual, third party, out of pocket expenses incurred in connection with the existence and management of the Company (e.g., taxes, accounting fees, filing fees, etc.);

- any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between the Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

- any amounts required to be withheld by law;

- payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

- any actual, third party, out of pocket costs incurred by or on behalf of the Company or its affiliates in connection with enforcement of the Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

- any amounts used to repay loans received in connection with the production of the Picture;

- any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

- any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

- any reasonable reserve amounts, as determined by the Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

The Purchasers are only entitled to a return on their investment from the revenues of the Picture. They will not be entitled to any return on their investment from other revenues generated by the Company. Specifically, the Purchasers will not be entitled to any share in the revenue of any other feature films produced and distributed by the Company.

Voting and Control
The Securities have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the revenue participation rights.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ James Shapiro
_____
(Signature)

Field Guide to Evil, LLC
_____
(Issuer)

Manager and Principal Officer and Principal Accounting Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Shapiro
_____
(Signature)

James Shapiro
_____
(Name)

Manager and Principal Officer and Principal Accounting Officer
_____
(Title)

1/18/2017
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Investment Summary
Exhibit C	Investment Documents
Exhibit D	Video Transcript

EXHIBIT A
Financial Statements



Field Guide To Evil, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
 Field Guide To Evil, LLC:

We have reviewed the accompanying financial statements of Field Guide To Evil, LLC (the "Company"), which comprise the balance sheet as of as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the period from December 19, 2016 ("Inception") through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
January 12, 2017

FIELD GUIDE TO EVIL, LLC
Balance Sheet
December 31, 2016
(Unaudited)

Assets

Cash and cash equivalents	$	-
Total assets	$	-

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-

Members' equity

Members' equity		-
Total members' equity		-
Total liabilities and members' equity	$	-

See accompanying notes to the financial statements and independent accountants' review report.

FIELD GUIDE TO EVIL, LLC
Statement of Operations
For the period from Inception (December 19, 2016) through December 31, 2016
(Unaudited)

Revenues	$	-
Operating expenses		
General and administrative		-
Total operating expenses		-
Income (loss) before income taxes		-
Income tax expense		-
Net income (loss)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

FIELD GUIDE TO EVIL, LLC
Statement of Changes in Members' Equity
For the period from Inception (December 19, 2016) through December 31, 2016

Balance at December 19, 2016 (unaudited)	$	-
Net income (loss)		-
Balance at December 31, 2016 (unaudited)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

FIELD GUIDE TO EVIL, LLC
Statement of Cash Flows
For the period from Inception (December 19, 2016) through December 31, 2016
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	$ -
Net cash provided by (used in) operating activities	-
Net increase (decrease) in cash	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information	
Income taxes paid	$ -
Interest paid	$ -

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 - Nature of Business

Field Guide To Evil, LLC ("the Company") was incorporated under the laws of the state of Delaware on December 19, 2016.

The Company was formed for the development and production of a film. The Film is intended to be available for distribution in the worldwide theatrical, home entertainment, digital, television, merchandising, licensing and other markets.

The Company has no operations since December 19, 2016 ("Inception") through December 31, 2016.

Note 2 – Liquidity and Capital Resources

The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

To fund operations, the Company would have to raise funds through issuance of equity or debt securities. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's offering. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Revenue is recognized from the distribution of the feature film in theaters and in post-theatrical markets such as home entertainment, digital, pay and free broadcast television, as well as other ancillary markets.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 3 - Significant Accounting Policies *(continued)*

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
Management of the Company has evaluated subsequent events through January 12, 2017, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4– Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 – Crowdfunding Agreement

On November 1, 2016 the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $460,000 of financial interests through a film financing agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

EXHIBIT B

Investment Summary



Company: Field Guide To Evil

Market: Film

Product: *The Field Guide To Evil*

Company Highlights

- *The Field Guide To Evil* is the highly anticipated follow-up movie from the creators of the cult classic *ABCs of Death* series. The ambitious global anthology will unveil a series of myths, lore, and folktales that have captivated, galvanized, and frightened communities throughout history.
- Eight talented genre filmmakers from around the globe will bring these ominous tales to life.
- Producers include Tim League, the founder of the Alamo Drafthouse Cinema, which was named the "Number One Theater in America" by Entertainment Weekly[i], and Ant Timpson, who produced the anthology series *The ABCs of Death* and feature films such as *Turbo Kid*, *Deathgasm*, *Housebound*, and *The Greasy Strangler*
- This new entity will be backstopped by Drafthouse Films, the film distribution arm of the Alamo Drafthouse Cinema, which distributes films theatrically, through home video, video-on-demand (VOD), and direct-to-consumer platforms

PERKS

*You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. All perks are inclusive of previous perks.

$100+ Digital Download

$250+ Blu-Ray/ DVD Special Edition (PLUS ABOVE)

$350+ Limited Edition Mondo Designed Shirt (PLUS ABOVE)

$500+ The Field Guide to Evil: The Illustrated Book (PLUS ABOVE)

$1,000+ Exclusive To Investors Only - Mondo Poster Variant (PLUS ABOVE)

$2,500+ Your name in the credits as an investor (PLUS ABOVE)

$5,000+ 4 tickets to the festival premiere party with Producers/Directors (location TBD) (PLUS ABOVE)

$10,000+ 2x sold-out VIP passes to Entire Fantastic Fest (limit one investor) (PLUS ABOVE)

$15,000+ Top Brass Victory status at Alamo Drafthouse for you and a guest for life (limit three investors) (PLUS ABOVE)

$20,000+ Co-Producer Credit (limit two investors) (PLUS ABOVE)

$25,000+ Screening for up to 50 of your friends in any Alamo Drafthouse market of The Field Guide to Evil with food and beverage included (limit one investor) (PLUS ABOVE)

$50,000+ Executive Producer Credit, Star in an Alamo Don't Talk PSA, Super Rare Mondo Pack with numerous sold-out items including posters, tees, pins, figurines, and LPs, 2x VIP passes to Entire Fantastic Fest, and an invitation to an exclusive luncheon at Tim League's home and filmmaker VIP dinner event during the festival (limit one investor) (PLUS ABOVE)


FILM SUMMARY

Opportunity

Compared to other genres, horror movies may have a higher potential return on investment due to their typical low production cost. Typically, horror films don't hire expensive big-name movie stars, and complex special effects are usually kept to a minimum. Furthermore, horror movies, unlike other genres like comedy, translate well across all international markets – fear is a universal human emotion that captivates audiences across geographical borders. *The Field Guide To Evil* is an anthology horror film from an experienced team who have already set the benchmark once before in this domain.

The Field Guide To Evil is a spin-off from the creators of the *ABCs of Death* series, an acclaimed global anthology film series that made headlines around the world for its ambition and vision in 2013 and 2014. The *ABCs of Death* franchise was sold to all major territories and was on subscription-based on-demand platforms such as Netflix, Amazon, Comcast, and others. The brand has developed an avid following in the global horror community. The fan page has 140,000 likes on Facebook and the trailers for the films have been viewed by millions.

Remainder of page was left blank intentionally

Fan Artwork


lurker_lance
markysparkly
eternal_ink_tattoos
NAILZ
VAN DIGGELE
ox.nikkibear.xo
studiolounak
MIKAWAYA
ABC's
of DEATH
D is for
Dogfight
A is for
Apocalypse

Ant Timpson, the producer behind such Sundance breakout hits as *Turbo Kid* and *The Greasy Strangler,* and Tim League, the CEO of the Alamo Drafthouse, have joined forces once again to bring something they think will excite fans around the world.

The Field Guide To Evil is a brand-new anthology, a feature-length film that will be directed by some of the world's most exciting new directorial voices including Veronika Franz and Severin Fiala (*Goodnight Mommy*), Peter Strickland (*The Duke of Burgundy*), Agnieszka Smoczynska (*The Lure*), Katrin Gebbe (*Nothing Bad Can Happen*), Can Evrenol (*Baskin*), Calvin Reeder (*The Rambler*), Ashim Ahluwalia (*Miss Lovel*y), and Yannis Veslemes (*Norway*).



Synopsis
They are known as myths, lore, and folktales. Created to give logic to mankind's darkest fears, these stories laid the foundation for what we now know as the horror genre. We're going to be exploring the strange tales from all over the globe. Each filmmaker will be making a short about a myth from their country and it will all stitch together in a feature film.



Directors
Veronika Franz & Severin Fiala - Austria
Goodnight Mommy – 18 Wins/ 29 Nominations – Venice, Toronto, Rotterdam



Peter Strickland - Hungary
Berberian Sound System, The Duke of Burgundy



Agnieszka Smoczynska - Poland
The Lure – 12 Wins/ 7 Nominations – Sundance



Katrin Gebbe- Germany
Nothing Bad Can Happen – 8 Wins/ 10 Nominations – Cannes/German Film Awards



Can Everol - Turkey
Baskin – 3 Wins/ 2 Nominations – Toronto Film Festival, Fantastic Fest, Sitges



Calvin Reeder - U.S.
The Oregonian, *The Rambler* – Sundance, SXSW, Sitges



Ashim Ahluwalia - India
Miss Lovely – 3 Wins/ 6 Nominations – Cannes Un Certain Regard, Toronto Film Festival



Yannis Veslemes - Greece
Norway – 5 Wins/ Nominations – CPH Pix Grand PIX, Sitges

Use of Proceeds

Production expenses for the film are forecast to total approximately $482,000. Expenses are primarily driven by director fees, which are expected to total $280,000.


Projected Production Expense Breakdown
Director fees & int'l prods
Producers & overheads
Picture post
Fundraising fees
Titles/Interstitials/Credits
Sound post
Finance/E&O/Legal
Contingency
Post supervisor
Deliverables
Composer
Office miscellaneous
$481,770

These financials have not been subjected to financial review.

Timeline


December 2016
Director Roster Locked In
Dec 2016-Feb 2017
Segment Scripting and Consultation
End of Feb 2017
Scripts Delivered
March-Aug 2017
Production
Sept-Nov 2017
Post Production
2018
World Premiere

Note: Timeline dates are approximate and may shift depending on talent scheduling. Any lost time may be made up in other areas, resulting in a similar finish date.

Financial and Distribution Schedule

The first two *ABCs of Death* films were bold and ambitious in vision but followed a simple formula. The films were financed on low budgets but were produced with strong filmmaking talent with a clever marketing campaign alongside some savvy public relations. The *ABCs of Death* films were distributed and sold around the world by Magnolia Pictures. In the U.S. and Canada, the features had a limited release in independent theaters, including through the Alamo Drafthouse chain. The series has done well in digital and broadcast distribution, generating over $2,700,000 in gross receipts to date.

The Field Guide To Evil will be taken to major film festivals and markets to sell for global distribution and will also be backstopped by Drafthouse Films. Drafthouse Films, the film distribution arm of the Alamo Drafthouse Cinema, distributes films theatrically, through home video, video-on-demand (VOD), and direct-to-consumer platforms. The Alamo Drafthouse is a growing entertainment lifestyle brand, which, along with the Alamo Drafthouse Cinemas, includes Mondo, the collectible art boutique; Fantastic Fest, the largest international genre film festival in the U.S.; and the pop culture website Badass Digest. Since its debut in 2010, Drafthouse Films has released 36 films, including *Bullhead*, which was nominated for the Best Foreign Language Oscar in 2012, and *The Act of Killing*, which earned the strongest box office opening for a documentary in 2013.[ii]

INDUSTRY AND MARKET ANALYSIS

Unlike other genres, horror films don't require highly paid movie stars and typically don't utilize expensive special effects. Due to the fact they are relatively inexpensive to make, the potential return on investment for horror movies may be higher compared to other genres.

In an analysis of a selection of movies released between 1999 to 2014, where gross box-office revenue exceeded its budget, horror returned more on its investment than any other genre. One in five horror movies included in the analysis returned six times or more on its budget at the box office. In comparison, only one in 20 action movies made back six times or more on its budget. As seen in the chart below, horror films have a long tail compared to other genres, meaning they have the potential for a higher return on investment.[iii]



Due to the highly visual and emotional filmmaking of horror movies, they translate well to international markets. Unlike other genres like comedy, where humor differs across cultures, fear is a universal human emotion that translates to any geographical market.

From 2010 to 2015, the 10 most profitable movies—determined by comparing the ratio of a movie's production budget to the money earned at the worldwide box office—were horror films. The top three films were *The Devil Inside*, *Insidious*, and *Paranormal Activity 2*.[iv]

COMPARABLES

V/H/S: *V/H/S* is an American anthology horror that features a series of found-footage shorts. A group of criminals are tasked with acquiring a VHS tape from a private house only to discover a pile of horrible videotapes, setting the context for the video footage shorts. The film was co-produced by Brad Miska, co-founder of horror website *Bloody Disgusting*. The North American rights to the film were acquired by film distributor Magnolia Pictures at Sundance Film Festival in 2012 for more than $1 million after winning a bidding war with three prospective buyers.[v] Sequels include *V/H/S/2* which was released at Sundance in 2013 and *V/H/S: Viral* which was released on Video on Demand in 2014.

The ABCs of Death: *The ABCs of Death* is a compilation of 26 horror shorts from 26 different directors, each made for $5000.[vi] Each director was assigned a letter of the alphabet and given free rein to create a story involving death using a word that began with their letter—for instance "A is for Apocalypse." The first two films were distributed by Magnet, Magnolia Picture's genre division, in limited release independent theaters, including the Alamo. Part one did very well in North America through video-on-demand platforms. Both part one and part two are currently available on Netflix.

The Greasy Strangler: Released in October 2016, *The Greasy Strangler* is a comedy horror film about a father, who runs a Disco Walking tour, and his son. When a sexy, alluring woman comes to take the tour, a competition emerges between the father and son for the woman's attention. It also signals the appearance of an oily, slimy inhuman maniac, soon dubbed "The Greasy Strangler," who stalks the streets at night and strangles the innocent. The movie premiered in the 2016 Sundance Film Festival Midnight section and was sold around the world by Protagonist Pictures. The film was produced by Andy Starke, Ant Timpson, Elijah Wood, Daniel Noah, Josh Waller, Tim League, and Ben Wheatley. It won The Discovery Award at the 2016 British Independent Film Awards.

Southbound: *Southbound* is a 2015 American anthology horror film directed by filmmaking trio Radio Silence as well as Roxanne Benjamin, David Bruckner, and Patrick Horvath. Produced by *V/H/S* producer Brad Miska, the film premiered at the 2015 Toronto International Film Festival on September 16, 2015. In October 2015, The Orchard announced it had bought the North American distribution rights to *Southbound*.[vii] The film was released theatrically on February 5, 2016 in a limited release and to digital platforms shortly thereafter.

Turbo Kid: *Turbo Kid* is a post-apocalyptic comedy set in 1997. A retro-futuristic nostalgic tribute to 80's action-adventure films, the film follows a teenager who goes on an adventure to save the girl of his dreams. *Turbo Kid* was produced by EMA Films, Epic Pictures Group, and Timpson Films and directed by a Quebec trio known as RKSS. Released in 2015, the film won the "Midnighters" Audience Award at SXSW in 2015[viii] and the Saturn Award for Best International Film in 2016.[ix] *Turbo Kid* was distributed by Epic Pictures, Lionsgate, StudioCanal, and Transmission.



Tim League, Producer: Tim has worked in motion picture exhibition since 1994. He founded the Alamo Drafthouse Cinema, which was named by Entertainment Weekly as the best cinema in America. Tim also founded the Rolling Roadshow, a worldwide traveling outdoor cinema that shows famous movies in famous places, and is the founder of Fantastic Fest in Austin, Texas. Fantastic Fest was named as one of the "10 Festivals We Love" by Variety president Charlie Koones alongside industry heavy-hitters Cannes, Telluride, and Toronto.

TexasMonthly: An Interview With Tim League and Karrie League
Forbes: Turning Detractors Into Loyalists: An Interview With Alamo Drafthouse CEO Tim League
Deadline: How Tim League, George R. R. Martin & Indie Cinemas Helped Uncancel 'The Interview'
Nerdist: INTERVIEW: FOUNDER TIM LEAGUE ENSURES YOU'LL REMEMBER THE ALAMO (DRAFTHOUSE)
CreativeFuture: Q&A with Alamo Drafthouse Cinema's Tim League



Ant Timpson, Producer: Ant was born in Auckland, New Zealand and grew up going to the cinema since an early age. Since his teenage years, he's had a lifelong career in all facets of the film industry. From the mid-1980s, Ant programmed cult films, started a distribution company, served as a Board Director on the Moving Image Centre of New Zealand, produced television specials, programmed for the MGM Channel, produced feature films, and has managed two since-devolved film funds for the New Zealand Film Commission. He also launched "The Incredibly Strange Film Festival" in 1994 and now programs The New Zealand International Film Festival. His national film event 48Hours began in 2003 now attracts over 10,000 participants and features Sir Peter Jackson as mentor. Ant conceived and produced the anthology series *The ABCs of Death* and has since produced feature films *Turbo Kid*, *Deathgasm*, *Housebound*, and *The Greasy Strangler*.

Stuff.co.nz: Ant Timpson: Cult connoisseur
Idealog: Cult movie-maker Ant Timpson on making movies, video nasties and the golden age of VHS
NZ Herald: Dominic Corry: Kiwi genre films Deathgasm and Turbo Kid kick butt at SXSW
Cult Projections: Q&A WITH ANT TIMPSON, PRODUCER OF THE ABCS OF DEATH AND HOUSEBOUND
Newshub: Ant Timpson - Full '10 film festival interview
Birth.Movies.Death.: A Bloody Conversation: Producers Ant Timpson And Tim League Talk ABCs OF DEATH 2
Monster Pictures: THE INCREDIBLY STRANGE WORLD OF ANT TIMPSON

PRIOR WORK

YouTube: Housebound
YouTube: ABCs of Death
YouTube: ABCs of Death 2
YouTube: ABCs of Death Competition Winner: T is for Toilet
YouTube: ABCs of Death: D is for Dogfight
YouTube: The Greasy Strangler Teaser
YouTube: The Greasy Strangler
YouTube: Turbo Kid Teaser
YouTube: Turbo Kid
YouTube: Deathgasm


TURBO KID
"TO DUB JOSHUA OPPENHEIMER'S DOCUMENTARY A MASTERPIECE IS AT ONCE WARRANTED AND YET SOMEHOW LIMITING, THE TERM TOO NARROW FOR WHAT THE FIRST-TIME FILMMAKER ACHIEVES WITH HIS DEBUT."
THE ACT OF KILLING
"TIMELESS" "EXPLOSIVE" "CHILLING"
"EXTRAORDINARY" "ESSENTIAL" "MIND-BENDING"
26 DIRECTORS | 26 WAYS TO DIE
THE ABCs OF DEATH
ABCs of Death 2
SOME PEOPLE NEVER LEARN.
The Greasy Strangler
A most original and stunning cinematic experience.
—Martin Scorsese
A FIELD IN ENGLAND
A Ben Wheatley film
"MIND-BENDING... A WILD & HILARIOUS RIDE OF ABSURDITY"
WRONG
"A Black Comic Masterpiece... A Brilliant & Furious Piece of Filmmaking"
CHEAP THRILLS
WHAT DOESN'T KILL YOU MAKES YOU RICHER
SPRING 2014
THE Greasy STRANGLER
"Insanely compelling and funny, one of the best movies of 2016"
THE GREASY STRANGLER
"A WONDERFULLY WITTY COMEDY HORROR THAT DELIGHTS IN SCARING THE HELL OUT OF YOU! BLOODY BRILLIANT!"
HOUSEBOUND
"THE PARTY MOVIE OF THE YEAR!"
DEATHGASM

PRESS

Horror Industry Press
Mental Floss: The 20 Most Profitable Movies of All Time (Based on Return on Investment)
FiveThirtyEight: Scary Movies Are The Best Investment In Hollywood
Alternative Press: Horror movies make up the 10 most profitable films of the last five years, study says

ABCs of Death Press
The New York Times: 26 Ways to Die Gruesomely
The New York Times: Paths to Expiring, in Alphabetical Order
Movie Pilot: 26 New Horrific Ways to Die in the 'ABCs of Death 2'

Security Type: Revenue Participation Rights

Round Size: Min: $200,000 Max: $500,000

Interest Rate: Adjusted gross proceeds sharing agreement which provides the investors 100% of the Company's adjusted gross proceeds up to the repayment amount of 115% of their investment, and 50% of any remaining adjusted gross proceeds thereafter

Length of Term: None

Conversion Provisions: None

[i] http://www.westernherald.com/arts_and_entertainment/article_24982d04-be52-11e6-b7da-175b3fe4327c.html

[ii] http://drafthousefilms.com/about

[iii] http://fivethirtyeight.com/datalab/scary-movies-are-the-best-investment-in-hollywood/

[iv] https://moviepilot.com/posts/3424023

[v] http://www.hollywoodreporter.com/risky-business/sundance-2012-magnolia-pictures-vhs-284886

[vi] http://www.craveonline.com/site/197089-exclusive-interview-angela-bettis-on-the-abcs-of-death

[vii] http://www.theorchard.com/press_releases/the-orchard-travels-southbound-picking-up-the-latest-film-from-the-creators-of-the-vhs-franchise/

[viii] http://www.hollywoodreporter.com/news/sxsw-2015-audience-award-winners-783515

[ix] http://www.nzherald.co.nz/entertainment/news/article.cfm?c_id=1501119&objectid=11662144

Exhibit C
Investment Documents

FINANCING AGREEMENT

The following agreement (the "Agreement"), dated as of_____, 2017, sets forth the understanding between The Field Guide to Evil ("Producer"), on the one hand, and _____ ("Financier"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "Field Guide to Evil" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.   Financier Funds.

        1.1   Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with _____ Dollars ($_____) (the "Financier Funds"), which Financier Funds will be applied toward the production budget of the Picture.

        1.2   Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

2.   Adjusted Gross Proceeds.

        2.1   Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

                (i)   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and

                (ii)   following such time, if ever, as Financier has recouped an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

        2.2   As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music

1

or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3.   Copyright.   As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4.   Risk of Investment.   Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in Exhibit A hereto.

5.   Control.   As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6.   Financier's Representations, Warranties and Indemnities.

        (a)   Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier's ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4 and Exhibit A hereto); (iv) Financier has obtained, to the extent Financier deems necessary, Financier's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier's financial condition and investment needs; (v) Financier and/or Financier's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier's satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

(b)   Financier shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

(c)   The provisions of this Paragraph 6 will survive termination of this Agreement.

7.   <u>Producer's Representations, Warranties and Indemnities</u>.

(a)   Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

(b)   Producer shall indemnify, defend (at Financier's election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

(c)   The provisions of this Paragraph 7 will survive termination of this Agreement.

8.   <u>Publicity</u>.   Financier shall not have the right to issue any press releases or any other publicity with regard to the Picture.

9.   <u>Assignment</u>.   Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10.   <u>Notices</u>. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (<u>i.e.</u>, Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above,

with a copy of notices to Producer to Sloss Eckhouse LawCo LLP, 555 West 25th Street, 4th Floor, New York, NY, 10001, Attention: Jerry L. Dasti, Esq.

11.   Miscellaneous.

(a)   It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

(b)   The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

(c)   Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Picture.

(d)   This Agreement shall be governed by the laws of the State of New York applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of New York, County of New York to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

(e)   This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

(f)   In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

(g)   Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

(h)   In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

(i)   This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

_____   [FINANCIER]

By:_____   By:_____
    Authorized Representative   Authorized Representative

Risk Factors

Providing Financier Funds to Producer involves various risks relating both to the nature of the management of Producer and the movie industry itself and such investment of Financier Funds is therefore suitable only for persons or entities with the financial capability of making and holding long-term investments. Prospective financiers should consider the following factors, among others, before making a decision to contribute capital to Producer.

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately June 1, 2017 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The costs of filing, prosecuting, defending and enforcing our intellectual property rights;
* The cost and delays in the production of our films that may result from changes in regulatory requirements applicable to our films;
* Sales and marketing efforts to bring our films to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of market acceptance of our films.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional revenue participation rights or debt securities, such revenue participation rights or debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our production and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on December 19, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our film is highly competitive.
We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our films is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results.

The Company's success depends on the experience and skill of the board of directors, its executive

officers and key employees.

In particular, the Company is dependent on Ant Timpson and Tim League who are producers of the films that our Company plans to develop. The Company has or intends to enter into employment agreements with Ant Timpson and Tim League although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ant Timpson and Tim League or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ant Timpson and Tim League in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Ant Timpson and Tim League die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.

The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our film is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute our films and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

There is substantial uncertainty that we will continue operations as a going concern, in which case you could lose your entire investment.

Our future existence remains uncertain. We were only recently formed, have generated no revenues to date and will have losses from our operations before we are able to generate revenues. We will require additional capital to execute our business plan. This means that there is substantial doubt that we can continue as a going concern for the next twelve months unless we obtain additional capital to pay our bills and debts and execute our plan of operations.

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.

We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

Our operating results are primarily dependent on the success of our television series and forecasting revenue and associated gross profits from our television series is extremely difficult.

For the next few years, our revenue, operating results, and earnings per share will be largely dependent upon the timing and amount of worldwide revenues and marketing and distribution costs for Field Guide to Evil. Marketing and distribution costs include worldwide release costs, costs related to merchandise and other distribution costs including third party participations and residuals. For our business to be successful, our Field Guide to Evil film must achieve success and it is difficult to predict the success prior to its release at a date to be determined. Even if the film has a very successful worldwide run, it is difficult to predict the feature film, merchandising and ancillary revenue streams, if any. While customer acceptance of a film is initially measured by viewing audience, customer acceptance within each follow-on product category, such as merchandise, depends on factors unique to each type of product, such as pricing, competitive products, and the time of year or state of the economy into which a product is released, among many other factors. In addition, the degree of customer acceptance may vary widely among foreign countries. While a film's success is often a good indicator of general audience acceptance, the relative success of follow-on products is not always directly correlated, and the degree of correlation is difficult to predict.

There are significant risks associated with motion picture industry.
The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk. Commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

- talent and crew availability;

- financing requirements;

- distribution strategy, including the time of the year and the number of screens on which a motion picture is shown;

- the number, quality and acceptance of other competing series or films released into the marketplace at or near the same time;

- critical reviews;

- the availability of alternative forms of entertainment and leisure time activities;

- piracy and unauthorized recording, transmission and distribution;

- general socioeconomic conditions and political events; and

- other tangible and intangible factors.

All of these factors can change and cannot be predicted with certainty. In addition, motion picture attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

We expect that we will initially derive a significant percentage of our revenue from a single source, the production of the Field Guide to Evil motion picture, which could adversely affect us.
Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we currently depend primarily on the success of the feature film that we plan to produce. For example, unlike us, many of the major studios are part of corporate groups that include television networks, cable channels and other distribution platforms that may provide sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. We, on the other hand, expect to derive a significant percentage of our revenue from a single source—our feature film—and our lack of a sufficiently diversified business model could adversely affect us if our film or other properties fail to perform to our expectations.

The production and marketing of feature films and other properties is capital-intensive and our capacity to generate cash from our projects may be insufficient to meet our anticipated cash requirements.
The costs to develop, produce and market a film are substantial. Although we will generally retain the right to exploit each film that we release, the size of our library is much smaller than the libraries of the major U.S. studios, which typically have the ability to exploit hundreds of library titles. Library titles can provide a stable source of earnings and cash flows that supplement the cash flow generated by newly

released films. Many of the major studios use these cash flows, as well as cash flows from their other businesses, to finance the production and marketing of films. We will not be able to rely on such cash flows to the same extent and will be required to fund our projects in development and production and other commitments with cash retained from operations, the proceeds of the films that are generating revenue and borrowings. If our films fail to perform, we may be forced to seek sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new feature films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our cash flows, growth or business.

Risks Related to the Securities

The revenue participation rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by the Field Guide to Evil feature film.
If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces and distributes other films or obtains revenues from other sources since the revenue participation rights only provide a right to share in the revenues of the Field Guide to Evil feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film.

The revenue participation rights give the Purchasers in this offering and any additional purchasers of those rights in the future a right to share in 50% of the revenues generated by the Field Guide to Evil feature film in the aggregate (i.e., as a group). Accordingly, your interest in such revenue share will be diluted as additional investors are brought in to fund the costs of the production of the film.

Your funds will be among the initial funds used to begin production of the film. As additional costs are incurred more investors will be brought in to cover those costs. Both the Purchasers participating in this offering (you) and future investors who provide capital to the company will share in the 50% revenue share. Accordingly, your participation in that revenue share will be diluted as more investors receive revenue participation rights in the future. Furthermore, if the cost of producing the film is more than expected, then a significant amount of additional investor funds may be needed and your percentage of such 50% revenue share could be significantly diluted.

The revenue participation rights will not be freely tradable until one year from the initial purchase date. Although the revenue participation rights may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the revenue participation rights. Because the revenue participation rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the revenue participation rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of

12

the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN

THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

<u>Executive Officer(s)' Discretion Regarding Production and Distribution Matters</u>

The executive officer(s) of Producer have the sole authority to enter into agreements on behalf of Producer with motion picture or television studios, distributors and/or other third parties pursuant to which Producer, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the Picture, may commit to pay such parties out of revenues generated by the Picture at a point in the Picture's revenue stream prior to Producer's receipt of its Gross Proceeds. Such agreements may include but are not limited to flat fee arrangements, negative pickup deals or an outright sale of the Picture, if in the judgment of the executive officer(s), such a sale would be in the best interest of Producer. In addition, the executive officer(s) have the sole right to enter into agreements on behalf of Producer which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the Picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in Producer revenue. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE EXECUTIVE OFFICER(S) PLACES A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE EXECUTIVE OFFICER(S) AND HIS OR HER ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE FINANCIERS CAREFULLY EXAMINE THE ABILITIES OF THE EXECUTIVE OFFICER(S) AND THE EXECUTIVE OFFICER(S)' ASSOCIATES BEFORE CHOOSING TO PROVIDE ANY CAPITAL CONTRIBUTIONS HEREUNDER.

Exhibit D
Video Transcript

Tim League

Hi, my name is Tim League I'm the founder and CEO of Alamo Drafthouse and Fantastic Fest and Drafthouse Films. Several years ago my producing partners and I, Mr. Ant Timpson from New Zealand, a long time partner in crime here at Alamo Drafthouse put together this franchise, which is the ABCs of Death. We've done two installments, they've both been a huge success, so we're taking that base that we built, and the community of support that has been behind those two films, and we're trying something new. We're asking filmmakers to embark upon a project that is called The Field Guide To Evil. We're going to be exploring the folklore and mythology the cryptozoology, the strange tales from all over the globe. Each filmmaker will be making a short about a myth from their country and it will all stitch together in a wonderful features. We've taken the best of the best, people who we really believe in, that would be perfect for this project, and we've invited them to come along this strange journey with The Field Guide To Evil. From Austria we have Veronika Franz and Severin Fiala who did the incredible Goodnight Mommy. We have Peter Strickland who is from the U.K., but he's actually in Hungary now and wants to tackle a Hungarian myth. From Poland we have Agnieszka Smoczyriska who was at Fantastic Fest with her other wordly film The Lure. From Germany we have a Drafthouse films veteran, Katrin Gebbe who did nothing bad can happen. Another Fantastic Fest veteran, his film debuted at the Toronto Film Festival Midnight Madness it's Can Evrenol from Turkey and his film Baskin. From Greece we have Yannis Veslemes and his film Norway which was a veteran of Fantastic Fest from three years ago. The inimitable Calvin Reeder from the United States of America long-time short filmmaker Sundance veteran with his film The Rambler. Everybody's familiar with Indiegogo and crowdfunding campaigns and how those work and they've been an incredible resource and a lot of films have been able to be made with this system. But you haven't actually had the opportunity to be a partner in the film. What's happened now is instead of a t-shirt or an advanced sneak preview or a DVD or an electronic copy of the film, if you invest and you believe in this project you can be a producer alongside myself and Ant Timpson. You can be an investor in this project. Meaning if the film does well and I have every belief that is going to be a big success then you too will shares in the backend profits. So I want you to believe in this project and I want you to be a part of the grand adventure, you're going to be part of history.